SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2004

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM

For Immediate Release

Press Release

OTI IS FIRST COMPANY TO RECEIVE MULTI-PRODUCT
CERTIFICATION TO SUPPORT MASTERCARD® PAYPASS™

Receives MasterCard Certification for Both Card and Reader Solutions
Full Solution to be Demonstrated at Cartes Show in Paris, November 2-4

Fort Lee, NJ – November 1, 2004 – On Track Innovations Ltd, (OTI) (NASDAQ: OTIV; Prime Standard [Frankfurt]: OT5), a global leader in contactless microprocessor-based smart card solutions, for homeland security, micropayments, petroleum payments and other applications, today announced that its Saturn 5000 contactless reader received certification from MasterCard. This is in addition to the already certified card solution announced earlier this year.. This makes OTI the first and only company to date to obtain certification on both its MasterCard PayPass compatible card and reader solutions.

OTI’s Saturn 5000 Contactless Card Reader recently received Terminal Type Approval, Level II from MasterCard’s Approval Authority, certifying the reader’s application and electronics for use in the MasterCard PayPass contactless payment program. The Saturn 5000 is built to allow quick upgrades of existing POS terminals to accept contactless payments, with the reader facing the customer for easier payment experience. The Saturn 5000 can support multiple applications and is currently compatible with all major POS terminal providers. Supporting the major financial contactless programs, the software integrated in the Saturn 5000 can read a variety of sources including credit cards and key fobs. The reader certification completes the MasterCard PayPass approval process and now allows for mass deployment.

In August, OTI, together with Atmel, announced that they had received the first commercial quantity orders of contactless microprocessors. At that time, OTI had received card technology certification on the card solution. OTI’s card inlay solution also successfully passed MasterCard’s Card Quality Management tests.

MasterCard PayPass provides a simpler way to pay for purchases where speed and customer flow are essential, such as in quick-serve restaurants, convenience stores, gas stations and toll roads. Since cardholders can quickly pay with a simple tap of the card, a MasterCard PayPass card is more convenient to use than cash. MasterCard PayPass contains a contactless microprocessor chip and antenna inside the card, in addition to the card’s standard magnetic stripe on the back of the card.

OTI has worked with MasterCard on its PayPass program from early in its inception. OTI is providing the contactless solution expertise, including the operating system, application support and inlay technology. It has successfully integrated its inlay technology with leading U.S. card vendors and has already integrated its Saturn 5000 reader solutions with multiple point-of-sale providers to support MasterCard’s PayPass program.

Oded Bashan, President and CEO of OTI, commented, “This first-of-its-kind certification validates OTI’s multi solution approach and attests, overall, to OTI’s technological leadership and expertise in contactless solutions. After working with MasterCard for numerous years on the PayPass program, this acknowledgment of our achievements is very gratifying. I want to thank all of the OTI team members for their hard work and creativity.”

OTI will be demonstrating both the Payments solutions and SmartID solutions at Cartes Show, the International leading exhibition for the smart card markets November 2-4, at Paris-Nord Villepinte Exhibition Center in Paris, France, booth #4 L 7.

About OTI

Established in 1990, OTI (NASDAQ: OTIV, Prime Standard: OT5) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, micro payments, mass transit ticketing, parking, loyalty programs and secure campuses. OTI has a global network of regional offices to market and support its products. The company was awarded the prestigious ESCAT Award for smart card innovation in both 1998 and 2000. Major clients include: MasterCard International, Atmel, BP, Scheidt & Bachmann, EDS, Repsol, and the Government of Israel. For more information on OTI, visit www.otiglobal.com

This press release contains forward-looking statements. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise. results could differ materially from expected results. OTI undertakes no obligation to update forward-looking statements to reflect subsequently occurring events or circumstances.

This press release and other releases are available on www.otiglobal.com and www.portfoliopr.com

OTI Contact:	Media Relations	IR Contact:
Galit Mendelson	Adam Handelsman	Paul Holm
Director of Corporate Communication, OTI	5W Public Relations	PortfolioPR
201 944 5200 ext. 111	212 999 5585	212 736 9224
galit@otiglobal.com	ahandelsman@5wpr.com	pholm@portfoliopr.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) BY: /S/ Oded Bashan —————————————— Oded Bashan President, Chief Executive Officer and Chairman

Date: November 1st 2004